Goldman Sachs & Co. LLC 200 West Street, New York, New York 10282	Barclays Capital Inc. 745 Seventh Avenue New York, New York 10019	Jefferies LLC 520 Madison Avenue New York, New York 10022	Wells Fargo Securities, LLC 500 West 33rd Street, 14th Floor New York, New York 10001

April 13, 2026

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Brittany Ebbertt
Kathleen Collins
Edwin Kim
Jan Woo

Re:	Madison Air Solutions Corporation
Registration Statement on Form S-1 (File No. 333-294156)

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, pursuant to Rule 460 under the Securities Act of 1933, as amended (the “Act”), we wish to advise you that there will be distributed to each underwriter or dealer who is reasonably anticipated to participate in the distribution of the security, as many copies of the Preliminary Prospectus, dated April 6, 2026, as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

We have been informed by the participating underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 under the Act, we hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m., Eastern Time, on April 15, 2026, or as soon thereafter as practicable, or at such other time as the registrant or its counsel may request by telephone call to the Staff of the Division of Corporation Finance of the Securities and Exchange Commission.

[Signature page follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC

BARCLAYS CAPITAL INC.

JEFFERIES LLC

WELLS FARGO SECURITIES, LLC

As Representatives of the Underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ Ryan Cunn
Name: Ryan Cunn
Title: Managing Director

BARCLAYS CAPITAL INC.

By:	/s/ Michaela Diverio
Name: Michaela Diverio
Title: Managing Director

JEFFERIES LLC

By:	/s/ Ashley Walker
Name: Ashley Walker
Title: Managing Director

WELLS FARGO SECURITIES, LLC

By:	/s/ Christie MacDonald
Name: Christie MacDonald
Title: Managing Director